AB 4/5

BB 3/12

12012649

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 05 2012
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Equity Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9730 E. Watson Rd., Suite 104
(No. and Street)

St. Louis, MO 63127
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John D. Denando (314) 482-4680
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian G. Toennies & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

9730 E Watson Rd., Suite 100 St. Louis, MO 63126
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/26

OATH OR AFFIRMATION

I, John D. Denando, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Equity Management, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PAIGE JENSEN
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: Feb. 10, 2015
COMMISSION #11391113

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINNACLE EQUITY MANAGEMENT, INC

FINANCIAL STATEMENTS

December 31, 2011

Brian G. Toennies & Assoc.

CONTENTS

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****

*****

***

*

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

INDEPENDENT AUDITORS' REPORT

Board of Directors
Pinnacle Equity Management, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Pinnacle Equity Management, Inc. as of December 31, 2011 and the related statements of operations and comprehensive income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Equity Management, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brian G. Toennies, CPA
February 24, 2012

PINNACLE EQUITY MANAGEMENT, INC
BALANCE SHEET
December 31, 2011

ASSETS

CURRENT ASSETS:	
Cash and Cash Equivalents	$49,332
Commissions Receivable	69,033
Securities - Available for Sale	9,465
Total Current Assets	127,830
PROPERTY AND EQUIPMENTS:	
Equipment	29,989
Less: Accumulated Amortization	(29,706)
Net Property Plant and Equipment	283
OTHER ASSETS:	
Computer Software Costs	8,042
Less: Accumulated Amortization	(8,042)
Cash Surrender Value of Insurance	0
Total Other Assets	0
TOTAL ASSETS	$128,113

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts Payable	$7,261
Other Accrued Liabilities	0
Accrued Income Taxes	0
Payroll Taxes Payable	2,527
Total Current Liabilities	9,788
DEFERRED INCOME TAXES	0
Total Liabilities	9,788
STOCKHOLDER'S EQUITY:	
Capital Stock:	
Authorized: 30,000 Shares, Par Value $1 Per Share	
Issued and Outstanding: 5000 Shares	5,000
Retained Earnings	105,573
Accumulated Other Comprehensive Income	7,752
Total Stockholder's Equity	118,325
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$128,113

PINNACLE EQUITY MANAGEMENT, INC
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
For the Year Ended December 31, 2011

REVENUE:	
Commission and Fee Income	$275,223
OPERATING EXPENSES:	
Accounting and Legal Fees	11,544
Advertising Expense	6,140
Auto Expense	31
Business Meetings	3,436
Charitable Contributions	1,870
Computer Supplies and Expense	1,029
Educational Expenses	19
Gifts	44
Insurance	148
License and Registrations	170
Mailing Costs	280
Medical Expenses	17,814
Miscellaneous Expenses	897
Office Rent	3,000
Office Supplies	2,173
Payroll Taxes	5,770
Taxes & Licenses	15
Printing	197
Professional Dues and Literature	149
Quote/ Clearing Costs	305
Registration & Regulatory Service Fees	4,543
Retirement Plans	27,000
Salaries and Wages	108,000
Solicitors Expenses	61,578
Telephone	5,372
Travel and Entertainment	302
Total Operating Expenses	261,826
INCOME (LOSS) FROM OPERATIONS	13,397
OTHER REVENUE (EXPENSE):	
Miscellaneous Income	78
Interest Income	29
	107
NET INCOME (LOSS) BEFORE INCOME TAXES	13,504
Provision for Income (Taxes) Benefit - Current	0
Provision for Income (Taxes) Benefit - Deferred	0
NET INCOME (LOSS)	13,504
OTHER COMPREHENSIVE INCOME:	
Realized Gain (Loss) on Security	0
Unrealized Gain (Loss) on Security	(5,752)
	(5,752)
COMPREHENSIVE INCOME (LOSS)	$7,752

PINNACLE EQUITY MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2011

	Common Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
BALANCE, BEGINNING OF YEAR	$5,000	$92,069	$13,504	$110,573
Comprehensive Income:				
Net Income (Loss)		13,504		13,504
Unrealized Loss on Securities			(5,752)	(5,752)
RETAINED EARNINGS, END OF YEAR	$5,000	$105,573	$7,752	$118,325

PINNACLE EQUITY MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$13,504
Adjustments to reconcile net income (loss)	
to net cash from operations:	
Depreciation and Amortization	0
Deferred Income Tax	0
(Increase) Decrease in Commissions Receivable	(10,155)
(Increase) Decrease in Securities-Available for Sale	2,676
Increase (Decrease) in Accounts Payable	(2,752)
Increase (Decrease) in Reserve for Unrealized Gain/Loss	(5,752)
Increase (Decrease) in Accrued Expenses	804
Net Cash Provided By (Used In) Operations	(1,675)
NET CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Fixed Assets	0
Net Cash Provided By (Used In) Investing Activities	0
NET CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to Stockholders	0
Net Cash Provided By (Used In) Financing Activities	0
NET INCREASE (DECREASE) IN CASH	(1,675)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	51,007
CASH AND CASH EQUIVALENTS AT END OF YEAR	$49,332
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash Paid for Interest	$0
Cash Paid for Taxes	$0

PINNACLE EQUITY MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Pinnacle Equity Management, Inc. is a Missouri Corporation. The Company registered with the Securities and Exchange Commission in 2002 to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership in July 2002. The Company operates its business as both a broker/dealer of securities, registered investment advisor and agent for insurance policies.

Accounting Method

Accounting Method-The Company's books are maintained on the accrual basis of accounting for financial statement reporting.

Adoption of SFAS No. 130

The Company adopted SFAS No. 130, Reporting Comprehensive Income.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and Equipment

Property and equipment is stated at cost, maintenance and repairs are charged to operations. Depreciation expense is calculated on an accelerated basis over the respective assets' remaining useful lives, which are as follows:

Office Equipment 5-7 years	5-7 Years
Software 3 years	3 Years

Depreciation and amortization expense was $0 for the year ended December 31, 2011.

Commissions Receivable

Commissions receivable represent investment fees due for the quarter ended December 31, 2011 and commissions due on investments made during the year. No allowance has been provided on commissions receivable because management believes all amounts are collectible.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2-RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession of control requirement under Rule 15c3-3.

NOTE 3-MINUMUM CAPITAL

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000 in 2011. At December 31, 2011, the Company's net capital as defined by SEC Rule 15c3-1 was $43,926 in excess of minimum net capital required.

NOTE 4-SECURITIES

The Company invests in corporate stocks. At December 31, 2011 these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. Costs are determined on an average cost per share basis for determining realized gains or losses. At December 31, 2011 these securities had a fair value of $9,465 a cost of $3,071 and an unrealized gain of $6,394.

NOTE 5-PENSION AND PROFIT SHARING PLAN

The Company has a defined contribution pension plan for active employees. The Company contributes 10 percent of eligible participants' total compensation. Contributions charged to expense were $10,800 for the year ended December 31, 2011.

The Company also has in effect a profit sharing plan covering all active employees. Contributions to the plan are discretionary and are determined by the Company's management. Contributions charged to expense were $16,200 for the year ended December 31, 2011.

To be eligible under both plans an employee must have attained age 21 and completed two years of service.

NOTE 6-INCOME TAXES

Pinnacle Equity Management, Inc. has three prior fiscal years open for examination by taxing authorities. In addition to the current year, the years ended December 31, 2010, 2009, and 2008 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

NOTE 7-RELATED PARTY TRANSACTIONS

Pinnacle Equity Management, Inc. is owned by John Denando and Raymond Berger. Each owns fifty percent of the Company. For 2011 John Denando was paid a salary of $72,000 and Raymond Berger was paid a salary of $36,000.

NOTE 8-SUBSEQUENT EVENTS

Subsequent Events have been evaluated through February 24, 2012, which is the date the financial statements were issued. There are no events or transactions occurring after the balance sheet date required to be reported.

PINNACLE EQUITY MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
December 31, 2011

			2011
Total Ownership Equity from Statement of Financial Condition			$118,325
DEDUCTIONS:			
Total Non-Allowable Assets:			
Fixed Assets		283	
Commissions Receivable > 30 Days		61,983	62,266
Net Capital Before Haircuts on Securities Positions			56,059
HAIRCUTS ON SECURITIES:			
Trading and Investment Securities		0	
Money Market - 2%		7,133	7,133
NET CAPITAL			48,926
Less: Required Minimum Capital			(5,000)
NET CAPITAL EXCESS (SHORTAGE)			$43,926

PINNACLE EQUITY MANAGEMENT, INC
RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND THE UNAUDITED FOCUS REPORT
December 31, 2011

	2011
Total Ownership Equity from Statement of Financial Condition-Unaudited	$118,325
Adjustments: Increase (Decrease) Adjust Investment Funds Account	0
Total Increase (Decrease) in Ownership Equity	0
Total Ownership Equity from Statement of Financial Condition-Audited	118,325
Total Non-Allowable Assets-Audited	62,266
Net Capital Before Haircuts on Securities Positions	56,059
Haircuts on Securities:	
Trading and Investment Securities	0
Money Market - 2%	7,133
Net Capital	$48,926

Report on Material Inadequacies

No material inadequacies were found, nor were any reportable differences found in the reconciliation of the net capital per the audited financial statements and the unaudited FOCUS reports.

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Pinnacle Equity Management, Inc.
St. Louis, Missouri 63126

In planning and performing my audit of the financial statements and supplemental schedules of Pinnacle Equity Management, Inc. as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United State of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, I did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g), lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3-Cont'd

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal occurs of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study I believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian Toennies, CPA
St. Louis, MO
February 24, 2012

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011

Board of Directors
Pinnacle Equity Management, Inc.
St. Louis, Missouri 63126

I have audited in accordance with auditing standards generally accepted in the United States of America, the financial statements and supplemental schedules of Pinnacle Equity Management, Inc. as of December 31, 2011 and have issued my report thereon dated February 24, 2012.

In planning and performing my audit of the financial statements and supplemental schedules of Pinnacle Equity Management, Inc. for the year ended December 31, 2011, I also considered its policies and procedures regarding compliance with the provisions of the Patriot Act.

Also, as required by NASD Rule 3011, I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that i considered relevant to the objectives stated in NASD Rule 3011. These included:

- The establishment and implementation of policies and procedures that can be reasonably expected to detect and cause the reporting of suspicious transactions;
- The establishment and implementation of policies, procedures, and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and implementing regulations;
- The designation of an individual responsible for implementing and monitoring the day-to-day operations and internal controls of the program;
- The provision for ongoing training of appropriate personnel.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the NASD's above mentioned objectives.

Because of inherent limitations in internal control or the practices and procedures referred to above, it is possible that money laundering may occur and not be detected.

INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011-Cont'd

My consideration of these practices and procedures would not necessarily disclose all matters in respect to anti-money laundering that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that money laundering may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

I understand that practices and procedures that accomplish the objective referred to in the second and third paragraphs of this report are considered by the NASD to be adequate for its purposes in complying with the Patriot Act, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study I believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the NASD's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian Toennies, CPA
St. Louis, MO
February 24, 2012

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

February 24, 2012

Board of Directors
Pinnacle Equity Management, Inc.
St. Louis, Missouri 63126

In accordance with Rule 17a-5(e) (4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Pinnacle Equity Management Inc.'s compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Pinnacle Equity Management, Inc's management is responsible for the Pinnacle Equity Management, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in SIPC-7T for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,

Brian G. Toennies, CPA

February 24, 2012